Exhibit 99.2

MMMMMMMMMMMM Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + For Against Abstain For Against Abstain 1. Consider and approve the Company’s annual accounts for the financial year ended December 31, 2018. 05 - Edward Ruiz 2. Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2018. 06 - Jane Sadowsky 07 - Jean Simon 3. Resolve (i) to confirm the share premium repayment approved by the Board of Directors of the Company during the financial year ended December 31, 2018 and (ii) to approve the allocation to the legal reserve of the Company and (iii) to carry forward the remaining profit for the year ended December 31, 2018. 08 - João Henrique Batista de Souza Schmidt 09 - Jaime Ardila 4. Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2018 for the proper performance of their duties. 10 - Ian W. Pearce 5. Elect the members of the Board of Directors of the Company as directors until the 2020 For Against Abstain 6. Determine the 2019 overall remuneration of the members of the Board of Directors and ratify the 2018 overall remuneration of the members of the Board of Directors. annual general meeting of the shareholders: For Against Abstain 01 - Luis Ermírio de Moraes 7. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2020 annual general meeting of the shareholders. 02 - Daniella Dimitrov 03 - Diego Hernandez Cabrera 04 - Eduardo Borges de Andrade Filho IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD + 1 U P X 4 2 0 5 9 8 032JLB MMMMMMMMM A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 7. Annual Meeting Proxy Card

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 18, 2019: Information is now available regarding the 2019 Annual General Meeting of Shareholders at https://ir.nexaresources.com/shareholdersmeeting q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.’s Annual General Meeting of Shareholders on June 18, 2019 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated May 15, 2019, receipt of which is acknowledged hereby, does hereby appoint Elvinger Hoss Prussen, société anonyme, acting through any of its representatives, including Me Karl Pardaens and/or Me Cristina Beniog and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders of Nexa Resources S.A. (the “Company”) to be held at 9:30 a.m. Luxembourg time on June 18, 2019 at the Company’s registered office at 37A Avenue J.-F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Proxy — Nexa Resources S.A.